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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D


                  Under the Securities Exchange Act of 1934
                              (Amendment No. 10)*



                                LNH REIT, INC.
      ------------------------------------------------------------------
                               (Name of Issuer)


                    Common Stock, $.50 par value per share
      ------------------------------------------------------------------
                        (Title of Class of Securities)


                                 501620108000
                        ------------------------------
                                (CUSIP Number)


                                N. Keith McKey
                300 One Jackson Place, 188 East Capitol Street
                  Jackson, Mississippi 39201; (601) 948-4091
      ------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                              September 6, 1995
                        ------------------------------
                     (Date of Event which Requires Filing
                              of the Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       This Document contains 4 Pages.
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                               AMENDMENT NO. 10

                                      TO

                                 SCHEDULE 13D

                                LNH REIT, INC.
                                --------------

       The Statement on Schedule 13D with respect to the shares of common stock, $.50 par value per share ("Shares"), of LNH REIT, Inc. (the "Issuer"), a Maryland corporation, filed with the Securities and Exchange Commission by EastGroup Properties ("EastGroup"), as amended by Amendments 1 through 9 (the "Schedule 13D"), is hereby further amended as follows:

ITEM 4.   Purpose of Transaction.
          -----------------------

          [Item 4 of the Schedule 13D is hereby amended by the addition of the following:]

          On September 6, 1995, EastGroup and the Issuer jointly issued the Press Release attached hereto as Exhibit V, which is incorporated herein by reference.

ITEM 7.   Material to be filed as Exhibits.
          ---------------------------------

          [Item 7 is amended by the addition of the following exhibit:]

          Attached hereto as Exhibit V is the Press Release dated September 6, 1995 issued jointly by EastGroup and the Issuer.



                              Page 2 of 4 Pages


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                                  SIGNATURE
                                  ---------


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED:  September 7, 1995
                                                EASTGROUP PROPERTIES



                                                By: /s/ David H. Hoster II
                                                   --------------------------
                                                   David H. Hoster II
                                                   President



                              Page 3 of 4 Pages




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                                                                EXHIBIT V

                             EASTGROUP PROPERTIES

                                LNH REIT, INC.

NEWS RELEASE                         FOR MORE INFORMATION CONTACT:
                                     David H. Hoster II, President of
                                     EastGroup Properties and LNH REIT, Inc.
                                     N. Keith McKey, Chief Financial Officer
                                     of EastGroup Properties and LNH REIT, Inc.
                                     (601)354-3555


                   EASTGROUP PROPERTIES AND LNH REIT, INC.
                   ANNOUNCE AGREEMENT IN PRINCIPLE TO MERGE

        JACKSON, MISSISSIPPI, SEPTEMBER 6, 1995 - EASTGROUP PROPERTIES (NYSE-EGP) and LNH REIT, INC. (NYSE-LHC) announced today that Special Committees of their Boards have agreed in principle to a merger between LNH REIT, Inc. ("LNH") and EastGroup Properties or a wholly-owned subsidiary of EastGroup. LNH shareholders would receive shares of EastGroup with a value of $7.75 for each LNH share. The number of EastGroup shares that LNH shareholders receive will be determined by dividing the value $7.75 by the average trading price of EastGroup shares during the 30 trading days prior to the date the Securities and Exchange Commission declares EastGroup's registration statement effective. The exchange ratio may not be greater than .40 EastGroup share or less than .375 EastGroup share per LNH share.

        EastGroup presently owns 23.4% of LNH. The merger is subject to several conditions, including execution and approval of the merger agreement by the Boards of each company, shareholder approval, receipt of satisfactory fairness opinions by LNH and EastGroup, and registration of the EastGroup shares to be issued in the merger with the Securities and Exchange Commission.


                                   # # # #


      P.O. BOX 22728 - JACKSON, MS 39225-2728 - 300 ONE JACKSON PLACE
              188 EAST CAPITOL STREET - JACKSON, MS 39201-2195
                     TEL 601 354 3555 - FAX 601 949 4077

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